Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION

DATED AS OF APRIL 28, 2009

AMONG

FIRST SAVINGS FINANCIAL GROUP, INC.

FIRST SAVINGS BANK, F.S.B.

MERGER SUB (as herein defined)

COMMUNITY FIRST FINANCIAL GROUP, INC.

AND

COMMUNITY FIRST BANK

i

ARTICLE VII TERMINATION		46
7.1	Termination	46
7.2	Termination Fee	47
7.3	Effect of Termination	48
ARTICLE VIII CERTAIN OTHER MATTERS		48
8.1	Interpretation	48
8.2	Survival	49
8.3	Waiver; Amendment	49
8.4	Counterparts	49
8.5	Governing Law	49
8.6	Expenses	49
8.7	Notices	49
8.8	Entire Agreement; etc.	50
8.9	Successors and Assigns; Assignment	50
8.10	Specific Performance	50
8.11	No Third Party Beneficiaries	51
8.12	Waiver of Jury Trial	51

EXHIBIT

Exhibit A	Subsidiary Bank Merger Agreement
Exhibit B	Change in Control Release, Receipt and Waiver
Exhibit C	Noncompetition Agreement

ii

Agreement and Plan of Reorganization

This is an Agreement and Plan of Reorganization, dated as of the 28th day of April, 2009, among First Savings Financial Group, Inc., an Indiana corporation with its home office located at 501 E. Lewis & Clark Parkway, Clarksville, Indiana (“FSFG”), First Savings Bank, F.S.B., a Federally-chartered stock savings association with its home office located at 501 E. Lewis & Clark Parkway, Clarksville, Indiana (“First Savings”), Community First Financial Group, Inc., an Indiana corporation with its home office located at 900 Highway 62 N.W., Corydon, Indiana (“CFFG”), Community First Bank, an Indiana-chartered commercial bank with its home office located at 900 Highway 62 N.W., Corydon, Indiana (“CFB”), and, from and after its accession to this Agreement in accordance with Section 5.13, Merger Sub, a Federally-chartered interim stock savings association with its home office located at 501 E. Lewis & Clark Parkway, Clarksville, Indiana.

Introductory Statement

The board of directors of each of FSFG, First Savings, CFFG and CFB has determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of FSFG, First Savings, CFFG and CFB, as the case may be, and in the best long-term interests of the shareholders of FSFG, First Savings, CFFG or CFB, as the case may be.

The parties hereto intend that the Merger as defined herein shall qualify as a reorganization under the provisions of Section 368(a) of the IRC for federal income tax purposes.

FSFG, First Savings, CFFG and CFB each desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I

DEFINITIONS

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Articles of Merger	Section 2.3
Cause	Section 5.11(c)
Certificate(s)	Section 2.6(a)
CFB	Preamble
CFB Employee Plans	Section 3.2(r)(i)

CFB Pension Plan	Section 3.2(r)(iii)
CFB Private Label Portfolio	Section 3.2(aa)(ii)
CFB Qualified Plan	Section 3.2(r)(iv)
CFB’s Reports	Section 3.2(g)
CFFG 401(k) Plan	Section 5.11(b)
Change in Recommendation	Section 5.8
Closing	Section 2.2
Closing Date	Section 2.2
Confidentiality Agreement	Section 5.1(a)
Continuing Employee	Section 5.11(a)
Disclosure Letter	Section 3.1
Dissenters’ Shares	Section 2.10
Effective Time	Section 2.3
Exchange Agent	Section 2.6(a)
First Savings	Preamble
Fee	Section 7.2(a)
FSFG	Preamble
Indemnified Party	Section 5.12(a)
Intellectual Property	Section 3.2(p)
First Savings’ Reports	Section 3.3(e)
Letter of Transmittal	Section 2.6(a)
Maximum Insurance Amount	Section 5.12(c)
Merger	Section 2.1
Merger Consideration	Section 2.5(a)
Merger Sub	Section 5.13
Noncompete Area	Section 5.15
Noncompete Period	Section 5.15
Proxy Statement	Section 5.9
Shareholder Meeting	Section 5.8
Subsidiary Bank Merger	Section 2.11
Surviving Corporation	Section 2.1

In addition, for purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving CFB; (ii) any sale, lease, exchange, mortgage, pledge (other than the Stock Pledge), transfer or other disposition of all or substantially all of CFB’s consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of CFB’s capital stock or the filing of a registration statement or similar document under applicable law in connection therewith; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in an any of the foregoing.

“Agreement” means this Agreement, as amended, modified or amended and restated from time to time in accordance with its terms.

“Bankruptcy Law” means Title 11 of the United States Code, or any similar federal, state, local or foreign law providing for insolvency, reorganization, receivership, dissolution, winding up or liquidation of a debtor.

“Business Day” shall mean any day other than a Saturday, a Sunday or any other day that First Savings is authorized or required to be closed.

“CFB Common Stock” means the common stock, par value $5.00 per share, of CFB.

“CFFG Indebtedness” means the indebtedness of CFFG to financial institutions unaffiliated with either CFFG or CFB, which is secured by the Stock Pledge and other collateral.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act, as amended.

“CRA” means the Community Reinvestment Act, as amended.

“Custodian” means any receiver, trustee, conservator, assignee, liquidator, custodian or similar official under any Bankruptcy Law or banking law.

“DFI” means the Indiana Department of Financial Institutions.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, directive, executive or administrative order, judgment, decree, injunction, or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called “Superfund” or “Superlien” law, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered one employer with CFB under Section 4001(b)(1) of ERISA or Section 414 of the IRC.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” shall consist of (i) Dissenters’ Shares and (ii) shares held directly or indirectly by First Savings (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted).

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles in the United States.

“Government Regulator” means any federal or state governmental authority charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank deposits.

“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Material” means any substance (whether solid, liquid or gas) which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“HOLA” means the Home Owners’ Loan Act, as amended.

“IFIA” means the Indiana Financial Institutions Act, as amended.

“IRC” means the Internal Revenue Code of 1986, as amended.

“Knowledge” means, with respect to a party hereto, actual knowledge of the members of the board of directors of that party or any executive officer of that party with the title ranking not less than vice president.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee or other extension of credit.

“Loan Property” means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” means an effect which is material and adverse to the business, financial condition or results of operations of First Savings and its Subsidiaries, taken as a whole, or CFB, as the context may dictate; provided, however, that any such effect resulting from any (i) changes in laws, rules or regulations or in GAAP or regulatory accounting requirements or interpretations thereof that apply to both First Savings and CFB, or to financial and/or depository institutions generally, (ii) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of First Savings or CFB taken with the prior written consent of the other, (iv) direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, (v) military or terrorist attack within the United States or any of its possessions, or (vi) the impact of the announcement of this Agreement and compliance with this Agreement on the business, financial condition or results of operations of First Savings or CFB, shall not be considered in determining if a Material Adverse Effect has occurred.

“OTS” means the Office of Thrift Supervision.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Securities Act” means the Securities Act of 1933, as amended.

“Stock Pledge” means the pledge by CFFG of shares of CFB Common Stock owned beneficially or of record by CFFG as security for indebtedness of CFFG.

“Subsidiary” means a corporation, partnership, joint venture or other entity in which First Savings or CFB, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer made by a third party to consummate an Acquisition Proposal with respect to CFB that (i) CFB’s board of directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the shareholders of CFB than the transactions contemplated hereby (taking into account all legal, financial, regulatory and other aspects of the proposal and the entity making the proposal), (ii) is not conditioned on obtaining financing (and with respect to which First Savings has received written evidence of such person’s ability to fully finance its Acquisition Proposal), (iii) is for 100% of the outstanding shares of CFB Common Stock and (iv) is, in the written opinion of CFB’s financial advisor, more favorable to the shareholders of CFB from a financial point of view than the transactions contemplated hereby (including any adjustments to the terms and conditions of such transactions proposed by First Savings in response to such Acquisition Proposal).

“Tax(es)” means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will merge with and into CFB (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease. CFB shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the IFIA and its name, location of home office and all other offices, and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2 Closing. The closing of the Merger (the “Closing”) will take place in the offices of Kilpatrick Stockton LLP, 607 14th Street, NW, Suite 900, Washington, DC, or at such other location as is agreed to by the parties hereto, as soon as practicable following satisfaction or waiver of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing) (the “Closing Date”).

2.3 Effective Time. In connection with the Closing, Merger Sub and CFB shall duly execute and deliver articles of merger (the “Articles of Merger”) to the DFI and the Indiana Secretary of State for filing pursuant to the IFIA. The Merger shall become effective at such time as the Articles of Merger are duly filed with the DFI and the Indiana Secretary of State or at such later date or time as Merger Sub and CFB agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.4 Effects of the Merger. The Merger will have the effects set forth in the IFIA.

2.5 Effect on Outstanding Shares of CFB Common Stock.

(a) By virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of CFB Common Stock issued and outstanding at the Effective Time, other than Excluded Shares, shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive from First Savings $17.13 in cash, without interest (the “Merger Consideration”), provided, however, that the Merger Consideration may be decreased (but under no circumstances increased) in the following circumstance only:

(i) If the aggregate fair market value of the CFB Private Label Portfolio (based on the prices supplied by Interactive Data Corp. as reported in the National City Bank Bond Accounting Report as of the end of the month immediately before the Closing Date) is less than thirty-five percent (35%) of the aggregate par value of the CFB Private Label Portfolio on such date, then the Merger Consideration shall be decreased by an amount (rounded down to the nearest penny) equal to the quotient resulting from the amount by which the aggregate fair market value of the CFB Private Label Portfolio is less than thirty-five percent (35%) of the aggregate par value of the CFB Private Label Portfolio, divided by the number of shares of CFB Common Stock issued and outstanding at the Effective Time. This calculation shall be made on a tax-effected basis using a forty percent (40%) effective tax rate.

(A) If the Merger Consideration is decreased in the circumstance described immediately above, then the term “Merger Consideration” shall mean such decreased amount for purposes of this Agreement.

(b) As of the Effective Time, each Excluded Share, other than Dissenters’ Shares, shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made by First Savings with respect thereto.

2.6 Exchange Procedures.

(a) Appropriate transmittal materials (“Letter of Transmittal”) in a form satisfactory to First Savings and CFB shall be mailed by Registrar and Transfer Company (the “Exchange Agent”) as soon as practicable after the Closing Date but no later than five (5) business days thereafter, to each holder of record of CFB Common Stock as of the Effective Time for the purpose of surrendering their certificates evidencing CFB Common Stock (each a “Certificate”) in exchange for the Merger Consideration. A Letter of Transmittal will be deemed properly completed only if accompanied by Certificates representing all shares of CFB Common Stock to be exchanged thereby.

(b) At and after the Effective Time, each Certificate shall represent only the right to receive the Merger Consideration.

(c) Before the Effective Time, First Savings shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of CFB Common Stock, for exchange in accordance with this Section 2.6, an amount of cash sufficient to pay the aggregate Merger Consideration.

(d) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as First Savings may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 2.5. Certificates so surrendered shall forthwith be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute the Merger Consideration as provided herein (CFFG may request and receive a wire transfer of the Merger Consideration to which it is entitled). If there is a transfer of ownership of any shares of CFB Common Stock not registered in the transfer records of CFB, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such CFB Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of First Savings and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e) The stock transfer books of CFB shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of CFB of any shares of CFB Common Stock. If, after the Effective Time, Certificates are presented to First Savings, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.6.

(f) Any portion of the aggregate Merger Consideration to be paid pursuant to Section 2.5 or any proceeds from any investments thereof that remains unclaimed by the shareholders of CFB for six (6) months after the Effective Time shall be repaid by the Exchange Agent to First Savings upon the written request of First Savings. After such request is made, any holders of CFB Common Stock who have not theretofore complied with this Section 2.6 shall look only to First Savings for the Merger Consideration deliverable in respect of each share of CFB Common Stock such holder holds, as determined pursuant to Section 2.5 of this Agreement, without any interest thereon. If outstanding Certificates are not surrendered before the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of First Savings (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of CFB Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) First Savings and the Exchange Agent shall be entitled to rely upon CFB’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. If there is a dispute with respect to ownership of CFB Common Stock represented by any Certificate, First Savings and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(h) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or First Savings, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.5.

2.7 Effect on Outstanding Shares of Merger Sub. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately before the Effective Time shall be converted into an issued and outstanding share of common stock, par value $5.00 per share, of the Surviving Corporation.

2.8 Directors of Surviving Corporation After Effective Time. Immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of CFB serving immediately before the Effective Time.

2.9 Articles of Incorporation and Bylaws. The articles of incorporation of CFB, as in effect immediately before the Effective Time, shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law. The bylaws of CFB, as in effect immediately before the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

2.10 Dissenters’ Rights. Notwithstanding any other provision of this Agreement to the contrary, shares of CFB Common Stock that are outstanding immediately before the Effective Time and which are held by shareholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the IFIA (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such shareholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of the IFIA, except that all Dissenters’ Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting shareholders under the IFIA shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner provided in Section 2.6 of the Certificate(s) that, immediately before the Effective Time, evidenced such shares. CFB shall give First Savings (i) prompt written notice of any written demands for payment of fair value of any shares of CFB Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the IFIA and received by CFB relating to shareholders’ dissenters’ rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the IFIA consistent with the obligations of CFB thereunder. CFB shall not, except with the prior written consent of First Savings, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for payment of fair value or (z) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the IFIA.

2.11 Subsidiary Bank Merger. Concurrently with or as soon as practicable after the execution and delivery of this Agreement, First Savings and the Surviving Corporation shall enter into the Subsidiary Bank Merger Agreement, substantially in the form attached hereto as Exhibit A, pursuant to which the Surviving Corporation will merge with and into First Savings (the “Subsidiary Bank Merger”). Subject to the consent of the individuals selected, the Plan of Subsidiary Bank Merger shall provide that the directors of First Savings (the resulting institution of the Subsidiary Bank Merger) upon the effective date of the Subsidiary Bank Merger shall consist of the directors of First Savings immediately before the effective date of the Subsidiary Bank Merger, plus four (4) directors of CFB as of the date of this Agreement selected by First Savings in its sole discretion in consultation with CFB; provided, however, that First Savings reserves the right to appoint less than four (4) directors of CFB should one or more of the initially selected directors decline appointment to the board of directors of First Savings. Those directors of CFB who will not remain directors of the Surviving Corporation shall tender their resignations effective as of the effective date of the Subsidiary Bank Merger. The parties intend that the Subsidiary Bank Merger will become effective simultaneously with or immediately following the Effective Time.

2.12 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, First Savings may specify that the structure of the transactions contemplated by this Agreement be revised and the parties shall enter into such alternative transactions as First Savings may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of the Merger Consideration, (ii) adversely affect the intent of the parties hereto that the Merger qualify as a reorganization under the provisions of Section 368(a) of the IRC for federal income tax purposes, or (iii) materially impede or delay the receipt of any regulatory approval referred to in, or the consummation of the transactions contemplated by, this Agreement. If First Savings elects to make such a revision, the parties agree to execute promptly appropriate documents to reflect the revised structure.

2.13 Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties hereto that First Savings by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, CFB or to exercise, directly or indirectly, a controlling influence over the management or policies of CFB.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Disclosure Letters. Before the execution and delivery of this Agreement, First Savings, on the one hand, and CFFG and CFB, on the other hand, have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties (and making specific reference to the Section of this Agreement to which they relate).

3.2 Representations and Warranties of CFFG and CFB. CFFG and CFB, jointly and severally, represent and warrant to First Savings that, except as disclosed in CFFG’s/CFB’s joint Disclosure Letter:

(a) Organization and Qualification.

(i) CFB is a commercial bank duly organized and validly existing under the laws of the State of Indiana. CFB’s deposits are insured by the FDIC to the fullest extent permitted by law. CFB is a member in good standing of the Federal Reserve Bank of St. Louis and the Federal Home Loan Bank of Indianapolis. CFB has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. CFB is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on CFB. CFB engages only in activities (and holds properties only of the types) permitted to commercial banks by the IFIA and the rules and regulations of the Indiana Department of Financial Institutions promulgated thereunder and to member banks of the Federal Reserve System by the Federal Reserve Act and the rules and regulations of the FRB promulgated thereunder.

(ii) CFFG is a corporation duly organized and validly existing under the laws of the State of Indiana.

(b) Subsidiaries. CFB does not have any Subsidiaries.

(c) Capital Structure.

(i) The authorized capital stock of CFB consists solely of 1,500,000 shares of CFB Common Stock.

(ii) As of the date of this Agreement, 1,197,046 shares of CFB Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable federal and state securities laws.

(iii) As of the date of this Agreement, 889,724 shares of CFB Common Stock are held of record by CFFG, free and clear of any Liens other than the Stock Pledge, and CFFG has, and will have at the time of the Shareholder Meeting, full power and authority to vote such shares, and none of such is subject to any voting trust or other agreement, arrangement or restriction that would limit the ability of CFFG to perform its obligations under Section 5.14.

(iv) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of CFB may vote are issued or outstanding.

(v) Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of CFB are issued, reserved for issuance or outstanding and (B) CFB has not been and is not bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating CFB to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of CFB or obligating CFB to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of CFB to repurchase, redeem or otherwise acquire any shares of capital stock of CFB.

(d) Authority. CFFG and CFB each has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the board of directors of each of CFFG and CFB, and no other corporate proceedings on the part of CFFG or CFB are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than (i) the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of CFB Common Stock and (ii) the release of the Stock Pledge. This Agreement has been duly and validly executed and delivered by CFFG and CFB and constitutes a valid and binding obligation of CFFG and CFB, enforceable against CFFG and CFB in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by CFFG and CFB do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which CFFG or CFB (or any of their respective properties) is subject, (ii) violate the charter or bylaws of CFFG or CFB or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of CFFG or CFB under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which CFFG or CFB is a party, or to which any of their respective properties or assets may be subject except, in the case of (i) and (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on CFFG or CFB.

(f) Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by CFFG and CFB of this Agreement or the consummation by CFB of the Merger and the other transactions contemplated by this Agreement, including the Subsidiary Bank Merger, except for filings of applications and notices with, receipt of approvals or non-objections from, and expiration of the related waiting period required by, federal and state banking authorities and except for such other consents and approvals disclosed in CFFG’s/CFB’s joint Disclosure Letter. As of the date of this Agreement, neither CFFG nor CFB has any knowledge of any reason pertaining to CFFG or CFB why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g) Governmental Filings. CFB has filed all reports, schedules, registration statements and other documents that it has been required to file since December 31, 2005 with the Indiana Department of Financial Institutions, the FDIC, the FRB or any other Governmental Regulator (collectively, “CFB’s Reports”). No administrative actions have been taken or threatened or orders issued in connection with any of CFB’s Reports. As of their respective dates, each of CFB’s Reports complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance). Any financial statement contained in any of CFB’s Reports fairly presented in all material respects the financial position of CFB and was prepared in accordance with GAAP or applicable regulations.

(h) Financial Statements. CFFG’s/CFB’s joint Disclosure Letter contains copies of (i) the balance sheets of CFB as of December 31, 2008 and 2007 and related statements of income, cash flows and changes in stockholders’ equity for each of the years in the two-year period ended December 31, 2008, together with the notes thereto, accompanied by the audit report of CFB’s independent public auditors and (ii) the unaudited balance sheet of CFB and its as of March 31, 2009 and the related statements of income and changes in stockholders’ equity for the three months ended March 31, 2009. Such financial statements were prepared from the books and records of CFB, fairly present the financial position of CFB in each case at and as of the dates indicated and the results of operations, retained earnings and cash flows of CFB for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash-flows and footnotes. The books and records of CFB have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i) Undisclosed Liabilities. CFB has not incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the balance sheet of CFB as of December 31, 2008, except for (i) liabilities incurred since December 31, 2008 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on CFB and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j) Absence of Certain Changes or Events. Since December 31, 2008:

(i) CFB has conducted its business only in the ordinary and usual course of such business consistent with their past practices;

(ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on CFB;

(iii) CFB has not declared, paid or set aside any dividends or distributions with respect to the CFB Common Stock other than the declaration on March 30, 2009 of a dividend of twenty-two cents ($0.22) per share for the quarter ended March 31, 2009, and, after the date of this Agreement, other than as permitted by Section 4.1(c)(ii);

(iv) except for supplies or equipment purchased in the ordinary course of business, CFB has not made any capital expenditures exceeding $25,000 individually or $75,000 in the aggregate;

(v) there has not been any write-down by CFB in excess of $25,000 with respect to any of its Loans, real estate owned, or investment securities;

(vi) there has not been any sale, assignment or transfer of any assets by CFB in excess of $10,000 other than in the ordinary course of business or pursuant to a contract or agreement disclosed in CFFG’s/CFB’s joint Disclosure Letter;

(vii) there has been no increase in the salary, compensation, pension or other benefits payable or to become payable by CFB to any of its directors, officers or employees, other than in conformity with the policies and practices of CFB in the usual and ordinary course of its business and consistent with past practice;

(viii) CFB has not paid or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of its directors, officers or employees, other than the payments to be made upon a change in control of CFB as provided in Section 5.11(e), normal and customary accruals of bonuses for such persons, and the retention bonus pool as provided in Section 4.1(j)(i); and

(ix) there has been no change in any accounting principles, practices or methods of CFB other than as required by GAAP.

(k) Litigation. Other than for routine matters incidental to the business of CFB, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on CFB, there are no suits, actions or legal, administrative or arbitration proceedings pending or, to the Knowledge of CFB, threatened against or affecting CFB or any property or asset of CFB. There are no investigations, reviews or inquiries by any court or Governmental Entity pending or, to the Knowledge of CFB, threatened against CFB. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against CFB that have not been satisfied or that enjoin CFB from taking any action.

(l) Absence of Regulatory Actions. Since December 31, 2005, neither CFFG nor CFB has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of CFFG or CFB.

(m) Compliance with Laws. CFB conducts its business in all material respects in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it. CFB has all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened. CFB has not been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on CFB.

(n) Taxes. All federal, state, local and foreign Tax returns required to be filed by or on behalf of CFB have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by CFB have been paid in full or adequate provision has been made for any such Taxes on CFB’s balance sheet (in accordance with GAAP). There is no pending audit examination, deficiency assessment, tax investigation or refund litigation with respect to any

Taxes of CFB, and no claim has been made in writing by any authority in a jurisdiction where CFB does not file Tax returns that CFB is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to CFB have been paid in full or adequate provision has been made for any such Taxes on CFB’s balance sheet (in accordance with GAAP). CFB has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect. CFB has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and CFB has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. CFB is not a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment of any “excess parachute payments” within the meaning of Section 280G of the IRC and CFB has not made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, that could require it to make any payments that would not be fully deductible by reason of Section 162(m) of the IRC.

(o) Agreements.

(i) CFFG’s/CFB’s joint Disclosure Letter lists, and contains a complete and correct copy of, any contract, arrangement, commitment or understanding (whether written or oral) to which CFB is a party or is bound:

(A) with any executive officer or other key employee of CFB the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving CFB of the nature contemplated by this Agreement;

(B) with respect to the employment of any directors, officers, employees or consultants;

(C) any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(D) containing covenants that limit the ability of CFB to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, CFB (including any successor thereof) may carry on its business (other than as may be required by law or any regulatory agency);

(E) pursuant to which CFB may become obligated to invest in or contribute capital to any entity;

(F) that relates to borrowings of money (or guarantees thereof) by CFB in excess of $25,000, other than reverse repurchase agreements and advances from the Federal Home Loan Bank of Indianapolis or the Federal Reserve Bank of St. Louis; or

(G) which is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $25,000 annually.

(ii) Neither CFFG nor CFB is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the Knowledge of CFFG and CFB, no other party to any such agreement (excluding any loan or extension of credit made by CFB) is in default in any respect thereunder, except for such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect on CFFG or CFB.

(iii) Each arrangement of CFB that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the IRC and any award thereunder, in each case that is subject to Section 409A of the IRC, complies as to form with Section 409A of the IRC and has been operated in compliance in all material respects with Section 409A of the IRC since January 1, 2005, the regulations issued thereunder and applicable guidance from the Internal Revenue Service.

(p) Intellectual Property. CFB owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. CFFG’s/CFB’s joint Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to CFB for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that CFB is licensed or authorized to use in its business, including without limitation any software licenses (other than licenses for commercially available, off-the-shelf software) (collectively, the “Intellectual Property”). With respect to each item of Intellectual Property owned by CFB, CFB possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Intellectual Property that CFB is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect. CFB has not received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that CFB must license or refrain from using any intellectual property rights of a third party). To the Knowledge of CFB, CFB has not interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of CFB.

(q) Labor Matters. CFB is in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. CFB is not and has never been a party to, and has not and never been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is CFB the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving CFB pending or, to the knowledge of CFB, threatened.

(r) Employee Benefit Plans.

(i) CFFG’s/CFB’s joint Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, restricted stock, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements, policies and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto, which are maintained by CFB or to which CFB is a party and which cover any present or former directors, officers or other employees of CFB (hereinafter referred to collectively as the “CFB Employee Plans”). CFB has previously delivered or made available to First Savings true and complete copies of each agreement, plan and other documents referenced in CFFG’s/CFB’s joint Disclosure Letter, along with, where applicable, copies of the IRS Form 5500 or 5500-C for the most recently completed year. There has been no announcement or commitment by CFFG or CFB to create an additional CFB Employee Plan, or to amend any CFB Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such CFB Employee Plan.

(ii) There is no pending or threatened litigation, administrative action or proceeding relating to any CFB Employee Plan. All of the CFB Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. Neither CFFG nor CFB has engaged in a “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the CFB Employee Plans nor, to the Knowledge of CFFG or CFB, has there occurred a “prohibited transaction” with respect to the CFB Employee Plans, which is likely to result in the imposition of any penalties or taxes upon CFB under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii) No CFB Employee Plan is or has been subject to Title IV of ERISA or the minimum funding requirements of Section 412 of the IRC. Neither CFB nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after September 26, 1980.

(iv) Each CFB Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “CFB Qualified Plan”) has received a favorable determination or opinion letter from the IRS, and CFB is not aware of any circumstances likely to result in revocation of any such favorable determination or opinion letter.

(v) With respect to each CFB Employee Plan that is a “multiple employer plan” (as defined in Section 4063 of ERISA): (A) neither CFB nor any of its ERISA Affiliates has received any notification, nor has any knowledge, that if CFB or any of its ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan it would incur withdrawal liability that would be reasonably likely to have a Material Adverse Effect on CFB; and (B) neither CFB nor any of its ERISA Affiliates has received any notification, nor has any reason to believe, that any CFB Employee Plan is in reorganization, has been terminated, is insolvent, or may be in reorganization, become insolvent or be terminated.

(vi) CFB does not have any obligations for post-retirement or post-employment benefits under any CFB Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals.

(vii) Each CFB Employee Plan, including without limitation the 401(k) Plan in which CFB’s employees are eligible to participate, is and at all times has been maintained, funded, operated and administered, and CFB has performed all of its obligations under each CFB Employee Plan, in each case in accordance with the terms of such CFB Employee Plan and is in compliance in all material respects with all applicable laws, including ERISA and the IRC. CFB has complied in all material respects with the provisions of COBRA, the Health Insurance Portability and Accountability Act of 1996 and the Family Medical Leave Act of 1993. All contributions required to be made to any CFB Employee Plan by applicable law and the terms of such CFB Employee Plan, and all premiums due or payable with respect to insurance policies funding any CFB Employee Plan, for any period through the Closing Date, have been timely made or paid in full or, to the extent not required to be made or paid on or before the Closing Date, have been fully accrued for by CFB. All returns, reports and filings required by any Governmental Entity or which must be furnished to any person with respect to each CFB Employee Plan have been filed or furnished.

(s) Properties.

(i) A list and description of all real property owned or leased by CFB (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer) (collectively, the “Real Property”), is set forth in CFFG’s/CFB’s joint Disclosure Letter. CFB has good and marketable title to all Real Property owned by it, in each case free and clear of any Liens except (i) liens for taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which CFB, as lessee, leases real or personal property is valid and in full force and effect and neither CFB, nor, to CFB’s knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. A complete and correct copy of each such lease is attached as an exhibit to CFFG’s/CFB’s joint Disclosure Letter. All Real Property owned or leased by CFB are in a good state of maintenance and repair (normal wear and tear excepted), conform in all material respects with all applicable ordinances, regulations and zoning laws and are considered by CFB to be adequate for the current business of CFB. To the knowledge of CFB, none of the buildings, structures or other improvements located on any Real Property owned or leased by CFB encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii) CFB has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of CFB that is leased rather than owned, CFB is not in default under the terms of any such lease.

(t) Fairness Opinion. CFB has received the opinion of Sandler O’Neill & Partners, L.P., to the effect that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of CFB Common Stock.

(u) Fees. Other than for financial advisory services performed for CFFG or CFB by Sandler O’Neill & Partners, L.P. pursuant to a written agreement dated October 13, 2008, a true and complete copy of which is attached as an exhibit to CFFG’s/CFB’s joint Disclosure Letter, neither CFB nor any of its respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for CFB in connection with this Agreement or the transactions contemplated hereby.

(v) Environmental Matters.

(i) Each of CFB, the Participation Facilities, and, to the knowledge of CFB, the Loan Properties are, and have been, in substantial compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the Knowledge of CFB, threatened, before any court, governmental agency or board or other forum against CFB or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by CFB or any Participation Facility.

(iii) To the Knowledge of CFB, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or CFB in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) CFB has not received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) There are no underground storage tanks at any properties owned or operated by CFB or any Participation Facility. Neither CFB nor, to the Knowledge of CFB, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by CFB or any Participation Facility.

(vi) During the period of (A) CFB’s ownership or operation of any Real Property or (B) CFB’s participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties. To the Knowledge of CFB, before the period of (A) CFB’s ownership or operation of any of its Real Property or (B) CFB’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

(w) Loan Portfolio; Allowance for Loan Losses.

(i) With respect to each Loan owned by CFB in whole or in part:

(A) to the Knowledge of CFB, the note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms;

(B) neither CFB nor any prior holder of a Loan has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

(C) CFB is the sole holder of legal and beneficial title to each Loan (or CFB’s applicable participation interest), except as otherwise referenced on the books and records of CFB;

(D) the original note and the related security documents are included in the Loan files, and copies of any documents in the Loan files are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file; and

(E) with respect to a Loan held in the form of a participation, to the Knowledge of CFB, the participation documentation is legal, valid, binding and enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(ii) Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor CFB’s practices of approving or rejecting Loan applications, violate in any material respect any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii) The allowance for loan losses reflected in CFB’s audited balance sheet at December 31, 2008 was, and the allowance for loan losses shown on the balance sheets in CFB’s Reports for periods ending after such date, in the opinion of management, was or will be adequate, as of the dates thereof, under GAAP. CFFG’s/CFB’s joint Disclosure Letter details CFB’s calculation of its allowance for loan losses as of March 31, 2009.

(x) Anti-takeover Provisions Inapplicable. CFFG and CFB have taken all actions required, if any, to exempt FSFG, First Savings, the Agreement, the Plan of Subsidiary Bank Merger, the Merger and the Subsidiary Bank Merger from any provisions of an anti-takeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(y) Material Interests of Certain Persons. No current or former officer or director of CFFG or CFB, or any family member or affiliate of any such person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of CFB, except for deposit or loan relationships entered into in the ordinary course of CFB’s business.

(z) Insurance. CFB is presently insured for amounts deemed reasonable by CFB’s management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. CFFG’s/CFB’s joint Disclosure Letter contains a list of all policies of insurance carried and owned by CFB showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by CFB are in full force and effect, CFB is not in default thereunder, all premiums and other payments due under any such policy have been paid, and all material claims thereunder have been filed in due and timely fashion.

(aa) Investment Securities; Derivatives.

(i) CFFG’s/CFB’s joint Disclosure Letter contains a complete and accurate list of CFB’s investment securities portfolio (other than those securities disclosed pursuant to Section 3.2(aa)(ii)) as of the most recent practicable date before the date of this Agreement, identifying each security by issuer name and CUSIP number and setting forth the cost basis, par value, book value and fair market value of each security.

(ii) CFFG’s/CFB’s joint Disclosure Letter contains a complete and accurate list of CFB’s non-agency mortgage and asset backed securities portfolio (the “CFB Private Label Portfolio”) as of the most recent practicable date before the date of this Agreement, identifying each security by issuer name and CUSIP number and setting forth the cost basis, par value, book value and fair market value of each security.

(iii) Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by CFB is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(iv) CFB is not a party to and has not agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(bb) Indemnification. Except as provided in the charter or bylaws of CFB, CFB is not a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of CFB and, to the Knowledge of CFB, there are no claims for which any such person would be entitled to indemnification under the charter or bylaws of CFB, under any applicable law or regulation or under any indemnification agreement.

(cc) Corporate Documents and Records. CFFG’s/CFB’s joint Disclosure Letter includes a complete and correct copy of the charter and bylaws of CFB as in effect as of the date of this Agreement. CFB is not in violation of its charter or bylaws. The minute books of CFB constitute a complete and correct record of all actions taken by its board of directors (and each committee thereof) and its shareholders. CFB maintains accounting records that fairly and accurately reflect, in all material respects, its transactions, and accounting controls exist sufficient to provide reasonable assurances that such transactions are, in all material respects, (i) executed in accordance with management’s general or specific authorization and (ii) recorded as necessary to permit the preparation of financial statements in accordance with GAAP.

(dd) CFB Information. The information regarding CFB included in the Proxy Statement, and all amendments thereto, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied, or to be supplied, by CFB for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by the Agreement shall be accurate in all material respects.

(ee) CRA, Anti-Money Laundering, OFAC and Customer Information Security. CFB has received a rating of “Satisfactory” in its most recent examination or interim review with respect to the CRA. CFB is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist that would cause it: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”, (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation, or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and sate privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by CFB. CFB is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause CFB to undertake any remedial action. The board of directors of CFB has adopted, and CFB has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and CFB has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(ff) Tax Treatment of the Merger. Neither CFFG nor CFB has any knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368 of the IRC.

(gg) CFFG Indebtedness; Stock Pledge.

(i) CFFG’s/CFB’s joint Disclosure Letter sets forth accurate and complete information concerning the CFFG Indebtedness, including the names of the lenders, the types of credit facilities, the maximum amount of indebtedness that CFFG may incur under each credit facility, the amount outstanding under each credit facility as of the date of this Agreement, the repayment terms of and the interest rate charged for each facility, and the collateral for each facility.

(ii) CFFG is not in breach or violation of or in default under the CFFG Indebtedness.

(iii) CFFG’s/CFB’s joint Disclosure Letter contains a copy of a letter from each lender of the CFFG Indebtedness, dated proximate to but before the date of this Agreement, expressing the lender’s nonobjection to the execution, delivery and performance of this Agreement by CFFG and CFB and acknowledging that CFFG may vote the shares of CFB Common Stock it holds with respect to the Merger contemplated by this Agreement.

3.3 Representations and Warranties of First Savings. FSFG and First Savings, jointly and severally, represent and warrant to CFFG and CFB that, except as set forth in FSFG’s/First Savings’ joint Disclosure Letter:

(a) Organization and Qualification.

(i) First Savings is a savings association duly organized and validly existing under the laws of the United States. First Savings has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. First Savings is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on First Savings. First Savings’ deposits are insured by the FDIC to the fullest extent permitted by law. First Savings is a member in good standing of the Federal Home Loan Bank of Indianapolis. First Savings engages only in activities (and holds properties only of the types) permitted by the HOLA and the rules and regulations of the OTS promulgated thereunder.

(ii) FSFG is a corporation organized and validly existing under the laws of the State of Indiana and is registered as a savings and loan holding company under the HOLA.

(b) Authority. FSFG and First Savings each has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the board of directors of each of FSFG and First Savings, and no other corporate proceedings on the part of FSFG or First Savings are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by FSFG and First Savings and constitutes a valid and binding obligation of FSFG and First Savings, enforceable against FSFG and First Savings in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(c) No Violations. The execution, delivery and performance of this Agreement by FSFG and First Savings do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which FSFG or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the charter or bylaws of FSFG or First Savings or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of FSFG or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which FSFG or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (i) and (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on FSFG or its Subsidiaries, taken as a whole.

(d) Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by FSFG and First Savings of this Agreement or the consummation by First Savings of the Merger and the other transactions contemplated by this Agreement, including the Subsidiary Bank Merger, except for filings of applications and notices with, receipt of approvals or non-objections from, and expiration of the related waiting period required by, federal and state banking authorities. As of the date hereof, neither FSFG nor First Savings knows of no reason pertaining to FSFG or First Savings why any of the approvals referred to in this Section 3.3(d) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(e) Governmental Filings. First Savings has filed all reports, schedules, registration statements and other documents that it has been required to file since September 30, 2005 with the OTS, the FDIC or any other Governmental Regulator (collectively, “First Savings’ Reports”). No administrative actions have been taken or threatened or orders issued in connection with any of First Savings’ Reports. As of their respective dates, each of First Savings’ Reports complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance). Any financial statement contained in any of First Savings’ Reports fairly presented in all material respects the consolidated financial position of First Savings and its Subsidiaries and was prepared in accordance with GAAP or applicable regulations.

(f) Financial Statements. First Savings has previously made available to CFB copies of (i) the consolidated balance sheets of First Savings and its Subsidiaries as of September 30, 2008 and 2007 and related consolidated statements of income, cash flows and changes in equity for each of the years in the two-year period ended September 30, 2008, together with the notes thereto, accompanied by the audit report of its registered public accounting firm, as reported in the Annual Report on Form 10-K of FSFG for the fiscal year ended September 30, 2008 filed with the SEC and (ii) the unaudited consolidated balance sheet of FSFG and its Subsidiaries as of December 31, 2008 and the related consolidated statements of income, cash flows and changes in stockholders’ equity for the three months ended December 31, 2008, as reported in FSFG’s Quarterly Report on Form 10-Q for the period ended December 31, 2008 filed with the SEC. Such financial statements were prepared from the books and records of First Savings and its Subsidiaries or FSFG and its Subsidiaries, as the case may be, fairly present the consolidated financial position of First Savings and its Subsidiaries or FSFG and its Subsidiaries, as applicable, in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of First Savings and its Subsidiaries or FSFG and its Subsidiaries, as the case may be, for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash flows and footnotes to the extent permitted under applicable regulations. The books and records of First Savings and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(g) Undisclosed Liabilities. Neither First Savings nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of FSFG as of December 31, 2008 as included in FSFG’s Quarterly Report on Form 10-Q for the period ended December 31, 2008, except for (i) liabilities incurred since December 31, 2008 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on First Savings and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(h) Absence of Certain Changes or Events. Except as disclosed in FSFG’s reports filed with the SEC before the date of this Agreement, since December 31, 2008, (i) First Savings and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and (ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on First Savings.

(i) Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of First Savings, threatened against or affecting First Savings or any of its Subsidiaries or any property or asset of First Savings or any of its Subsidiaries that (i) individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on First Savings or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against First Savings or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on First Savings.

(j) Absence of Regulatory Actions. Since September 30, 2005, neither FSFG nor First Savings nor any of its respective Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of FSFG or First Savings or its respective Subsidiaries.

(k) Compliance with Laws. First Savings conducts its business in all material respects in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it. First Savings each has all material permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened. First Savings has not been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on First Savings.

(l) First Savings Information. The information regarding FSFG, First Savings and their respective Subsidiaries to be supplied by First Savings for inclusion in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied, or to be supplied, by First Savings for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by the Agreement shall be accurate in all material respects.

(m) Tax Treatment of the Merger. First Savings has no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368 of the IRC.

(n) Availability of Funds. First Savings has and will have available to it at the Effective Time, sources of capital sufficient to pay the aggregate Merger Consideration. FSFG will contribute to First Savings any funds necessary for First Savings to satisfy the condition set forth in Section 6.1(b) and to pay the aggregate Merger Consideration.

ARTICLE IV

CONDUCT PENDING THE MERGER

4.1 Forbearances by CFB. Except as expressly contemplated or permitted by this Agreement or except as set forth in CFFG’s/CFB’s joint Disclosure Letter, during the period from the date of this Agreement to the Effective Time, CFB shall not, without the prior written consent of First Savings, which consent shall not be unreasonably withheld:

(a) conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) (i) incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice, (B) overnight advances under CFB’s federal funds line with National City Bank, from the Federal Home Loan Bank of Indianapolis or from the Federal Reserve Bank of St. Louis, and (C) reverse repurchase agreements;

(ii) prepay any indebtedness or other similar arrangements so as to cause CFB to incur any prepayment penalty thereunder;

(c) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend or any other distribution on its capital stock, other than declare and pay cash dividends on CFB Common Stock, subject to the receipt of any required regulatory approvals, for the quarter ended March 31, 2009 as contemplated in Section 3.2(j)(iii) and other than:

(A) for the quarter ending June 30, 2009, in an amount not to exceed the lesser of twenty two cents ($0.22) per share or one hundred percent (100%) of net income for the quarter ending June 30, 2009; provided however, that for the purpose of determining net income for that quarter, CFB shall be permitted to add back the after-tax amount of expenses relating to the Merger incurred only by CFB during the quarter (including the after-tax amount of any accruals for the payments contemplated by Section 5.11(e)) and the after-tax amount of the accrual for the special assessment to be levied by the FDIC on CFB’s assessable deposits at June 30, 2009, and

(B) for the quarter ending September 30, 2009 (in an amount and subject to the same limitations applicable to the dividend for the quarter ending June 30, 2009) but only if the Closing Date is after September 30, 2009.

(iii) grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(iv) issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock; or

(v) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

(e) except pursuant to contracts or agreements in force at the date of or permitted by this Agreement, make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(f) enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $40,000 per annum and other than contracts or agreements covered by Section 4.1(g);

(g) make, renegotiate, renew, increase, extend, modify, purchase or sell any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except (i) in conformity with existing lending practices in amounts not to exceed an aggregate of $750,000 with respect to any individual borrower, or (ii) loans or advances as to which CFB has a binding obligation to make such loans or advances as of the date hereof;

(h) make, renegotiate, renew, increase, extend, modify, purchase or sell any construction and development loan or any participation loan with a principal balance greater than $250,000;

(i) make, renegotiate, renew, increase, extend or modify any loan or other extension of credit, or commit to make, renegotiate, renew, increase, extend or modify any such loan or extension of credit, to any director or executive officer of CFFG or CFB, or any entity controlled, directly or indirectly, by any of the foregoing;

(j) (i) increase in any manner the compensation or fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to written policies currently in effect, or pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors, except for the payment of retention bonuses not to exceed an aggregate of $85,000 to key employees of CFB who are not parties to change in control agreements (with the identity of such employees, the amounts payable to them, and the terms and conditions of payment to be mutually agreed to by First Savings and CFB) designed to encourage those individuals to remain employees of CFB until the Closing Date;

(ii) become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or director other than as contemplated by Section 5.11(b);

(iii) voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or

(iv) elect to any senior executive office any person who is not a member of its senior executive officer team as of the date of this Agreement or elect to its board of directors any person who is not a member of its board of directors as of the date of this Agreement, or hire any employee with annual compensation in excess of $30,000;

(k) settle any claim, action or proceeding involving payment by it of money damages in excess of $20,000 or impose any material restriction on its operations;

(l) amend its charter or bylaws, or similar governing documents;

(m) restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified;

(n) make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government or U.S. government-backed agency securities with final maturities not greater than one year;

(o) sell or otherwise dispose of securities in the CFB Private Label Portfolio;

(p) terminate the engagement of Taylor Advisors, Inc. for services identified in the Balance Sheet Management Agreement between CFB and Taylor Advisors, Inc. dated October 16, 2008;

(q) make any capital expenditures greater than $50,000 other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

(r) establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(s) cause the ratio of its allowance for loan and lease losses to total loans to be less than such ratio at March 31, 2009;

(t) engage in any transactions with CFFG, except as expressly provided for in this Agreement and except pursuant to the Investment & Risk Management Agreement between CFB and CFFG effective as of August 1, 2008, or engage in any transactions with any Subsidiary of CFFG or any of their affiliates.

(u) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time before the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(v) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(w) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(x) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 4.1.

Any request by CFB or response thereto by First Savings shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2 Forbearances by First Savings. Except as expressly contemplated or permitted by this Agreement, and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, First Savings shall not, nor shall First Savings permit any of its Subsidiaries to, without the prior written consent of CFB, which shall not unreasonably be withheld:

(a) take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time before the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(c) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(d) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 4.2.

ARTICLE V

COVENANTS

5.1 Acquisition Proposals.

(a) Except as permitted by this Agreement, CFFG and CFB each shall not, and shall not authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by CFFG or CFB to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate in any discussions or negotiations, or otherwise communicate in any way with any person (other than First Savings), regarding an Acquisition Proposal or (iii) enter into or consummate any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the transactions contemplated hereby. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of CFFG or CFB or any investment banker, financial advisor, attorney, accountant or other representative retained by CFFG or CFB shall be deemed to be a breach of this Section 5.1 by CFFG and CFB. Notwithstanding the foregoing, CFB may, in response to a Superior Proposal that has not been withdrawn and that did not otherwise result from a breach of this Section 5.1, (x) furnish non-public information with respect to CFB to the person who made such Superior Proposal pursuant to a confidentiality agreement on terms no more favorable to such person than the confidentiality agreement between CFB and First Savings dated November 25, 2008 and (y) participate in discussions or negotiations with such person regarding such Superior Proposal, if and so long as CFB’s board of directors determines in good faith, after consultation with and based upon the advice of its outside legal counsel, that failing to take such action would constitute a breach of its fiduciary duties under applicable law.

(b) CFB will notify First Savings orally (within three (3) days) and in writing (within five (5) days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the person making such Acquisition Proposal, request or inquiry and the terms and conditions thereof, and shall provide to First Savings any written materials received by CFB in connection therewith. CFB will keep First Savings informed of any developments with respect to any such Acquisition Proposal, request or inquiry immediately upon the occurrence thereof.

(c) CFFG and CFB will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted before the date of this Agreement with respect to any of the foregoing. CFFG and CFB will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence of Section 5.1(a) of the obligations undertaken in this Section 5.1. As soon as practicable after the date of this Agreement, CFFG and CFB will request each person (other than First Savings) that has executed a confidentiality agreement in the twelve (12) months before the date hereof in connection with its consideration of a business combination with CFB to return or destroy all confidential information previously furnished to such person by or on behalf of CFFG and CFB. Neither CFFG nor CFB shall release any third party from, or waive any provisions of, any confidentiality agreements or standstill agreement to which it is a party.

5.2 Advice of Changes. Before the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3 Access and Information.

(a) Upon reasonable notice, CFFG and CFB shall afford First Savings and its representatives (including, without limitation, directors, officers and employees of First Savings and its affiliates and counsel, accountants and other professionals retained by First Savings) such reasonable access during normal business hours throughout the period before the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), contracts, properties, personnel and to such other information relating to CFFG and CFB as First Savings may reasonably request; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by CFFG and CFB in this Agreement.

(b) From the date hereof until the Effective Time, CFFG and CFB shall promptly provide First Savings with (i) a copy of each report filed with federal or state banking regulators, (ii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its board of directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as First Savings may reasonably request. Notwithstanding the foregoing, neither CFFG nor CFB shall be required to provide access to or to disclose information where such access or disclosure would violate the rights of such entity’s customers, jeopardize the attorney-client privilege of the entity in possession or control of such information, or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into before the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(c) First Savings shall not, and shall cause its representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of applicable law, First Savings will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.3 unless such information (i) was already known to First Savings or an affiliate of First Savings, other than pursuant to a confidentiality agreement or other confidential relationship, (ii) becomes available to First Savings or an affiliate of First Savings from other sources not known by such party to be bound by a confidentiality agreement or other obligation of secrecy, (iii) is disclosed with the prior written approval of CFFG or CFB or (iv) is or becomes readily ascertainable from published information or trade sources.

(d) CFB shall give notice to a designee of First Savings and shall invite such person to attend all regular and special meetings of the board of directors of CFB and all regular and special meetings of any senior management committee (including but not limited to the executive committee, audit committee, investment committee, and loan committee of CFB) of CFB. Such designees shall have no right to vote and shall not attend sessions of board of directors and committees during which there is being discussed (i) matters involving this Agreement (including any Acquisition Proposal), (ii) information or material that CFB is required or obligated to maintain as confidential under applicable laws or regulations or policies or procedures of CFB, or (iii) pending or threatened litigation or investigations if, in the reasonable opinion of counsel to CFB, the presence of such designees would or might adversely affect the confidential nature of or any privilege relating to the matters being discussed.

5.4 Applications; Consents.

(a) The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. First Savings, CFFG and CFB shall furnish each other with all information concerning themselves, their respective Subsidiaries, and their and their respective Subsidiaries’ directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of First Savings, CFFG, CFB or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Plan of Subsidiary Bank Merger. First Savings and CFB shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to First Savings and CFB, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a).

(b) As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective Subsidiaries to, use its best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement and the Plan of Subsidiary Bank Merger.

5.5 Anti-takeover Provisions. CFFG and its Subsidiaries shall take all steps required, if any, by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt First Savings and its affiliates, the Agreement, the Plan of Subsidiary Bank Merger and the Merger from any provisions of an anti-takeover nature in CFFG’s or CFB’s articles of incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state anti-takeover laws.

5.6 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7 Publicity. The initial press release announcing this Agreement shall be a joint press release and thereafter First Savings, CFFG and CFB shall consult with each other before issuing any press releases or otherwise making public statements (including any written communications to shareholders) with respect to the Merger and any other transaction contemplated hereby and in making any filings with any Governmental Entity; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party’s disclosure obligations imposed by law.

5.8 Shareholder Meeting. CFB will submit to its shareholders this Agreement and any other matters required to be approved or adopted by shareholders in order to carry out the intentions of this Agreement; provided, however, that if CFFG’s obligation to vote in favor of this Agreement and the Merger pursuant to Section 5.14 terminates as set forth therein, CFB need not submit this Agreement and the Merger to its shareholders for consideration. In furtherance of that obligation, CFB will take, in accordance with applicable law and its charter and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders (the “Shareholder Meeting”) as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement. CFB’s board of directors will use all reasonable best efforts to obtain from CFB’s shareholders a vote in favor of the approval of this Agreement. Except as provided in this Agreement, (i) CFB’s board of directors shall recommend to CFB’s shareholders the approval of this Agreement, (ii) the Proxy Statement shall include a statement to the effect that CFB’s board of directors has recommended that CFB’s shareholders vote in favor of the approval of this Agreement and (iii) neither CFB’s board of directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, the recommendation of CFB’s board of directors that CFB’s shareholders vote in favor of the approval of this Agreement or make any statement in connection with the Shareholder Meeting inconsistent with such recommendation (collectively, a “Change in Recommendation”).

Notwithstanding the foregoing and subject to the first sentence of this Section 5.8, if (x) CFFG and CFB have complied in all material respects with its obligations under Section 5.1, (y) CFFG or CFB (1) has received an unsolicited bona fide written Acquisition Proposal from a third party that CFFG’s or CFB’s board of directors concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments that may be offered by First Savings pursuant to clause (3) below, (2) has notified First Savings, at least five business days in advance, of it is intention to effect a Change in Recommendation, specifying the material terms and conditions of any such Superior Proposal and furnishing to First Savings a copy of the relevant proposed transaction documents, if such exist, with the person making such Superior Proposal and (3) during the period of not less than five business days following CFFG’s or CFB’s delivery of the notice referred to in clause (2) above and before effecting such Change in Recommendation, has negotiated, and has used reasonable best efforts to cause its financial and legal advisors to negotiate, with First Savings in good faith (to the extent that First Savings desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal and (z) CFFG’s or CFB’s board of directors, after consultation with and based on the advice of counsel, determines in good faith that it would result in a violation of its fiduciary duties under applicable law to recommend this Agreement, then in submitting the Agreement to shareholders at the Shareholder Meeting it may submit the Agreement without recommendation, or following submission of the Agreement to shareholders it may withdraw, amend or modify its recommendation, in which case the board of directors may communicate the basis for its lack of a recommendation, or the withdrawal, amendment or modification of its recommendation, to the shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law.

5.9 Proxy Statement. CFB shall prepare a proxy statement and related materials relating to the matters to be submitted to the CFB shareholders at the Shareholder Meeting (such proxy statement and related materials and any amendments or supplements thereto, the “Proxy Statement”). Upon request, First Savings will furnish to CFB the information required to be included in the Proxy Statement with respect to its business and affairs and shall have the right to review and consult with CFB and approve the form of, and any characterizations of such information included in, the Proxy Statement before its being mailed to shareholders. CFB shall provide First Savings and its counsel at least three (3) calendar days for review and comment on the Proxy Statement before it is mailed to shareholders. If, at any time before the Shareholder Meeting, any information relating to First Savings or CFB, or any of their respective affiliates, officers or directors, should be discovered by First Savings or CFB, which should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly disseminated to the shareholders of CFB.

5.10 Notification of Certain Matters.

(a) Each party shall give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries after the date of this Agreement and before the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. Each of CFB and First Savings shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

(b) From the date hereof through the Effective Time, each party shall keep the other parties advised with respect to any and all regulatory matters or proceedings affecting such party and shall promptly forward to the other parties copies of all correspondence, notices, orders, memoranda or other written material received from any Governmental Entity (to the extent not prohibited by law) and shall provide those parties full access to its regulatory files to the extent not prohibited by law.

(c) From the date hereof through the Effective Time, CFB shall keep First Savings advised of any termination of employment, whether voluntary or involuntary, of any of CFB’s officers or heads of departments.

5.11 Employee Benefit Matters.

(a) All persons who are employees of CFB immediately before the Effective Time and whose employment is not specifically terminated at or before the Effective Time (a “Continuing Employee”) shall, at the Effective Time, become employees of First Savings; provided, however, that in no event shall any employee of CFB become officers of First Savings, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position in accordance with the bylaws of First Savings. All of the Continuing Employees shall be employed at the will of First Savings and no contractual right to employment shall inure to such employees because of this Agreement.

(b) Each Continuing Employee shall be treated as a new employee of First Savings for purposes of participation in First Savings’ 401(k) plan and First Savings’ employee stock ownership plan. Continuing Employees who become participants in a First Savings or FSFG compensation and benefit plan (including without limitation the First Savings’ 401(k) plan) shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits only (and not for benefit accrual purposes except for vacation or as otherwise specifically set forth herein), be given credit for meeting eligibility and vesting requirements in such plans for service as an employee of CFB or any predecessor thereto before the Effective Time; provided, however, that Continuing Employees shall not receive credit for service as an employee of CFB or any predecessor of CFB for any purpose, including eligibility and vesting purposes, with respect to the First Savings’ employee stock ownership plan. This

Agreement shall not be construed to limit the ability of FSFG or First Savings to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes as they deem appropriate. As of the Effective Time, First Savings shall make available employer-provided health and other employee welfare benefit plans to each Continuing Employee on the same basis as it provides such coverage to similarly situated First Savings’ employees except that any pre-existing condition, eligibility waiting period or other limitations or exclusions otherwise applicable under such plans to new employees shall not apply to a Continuing Employee or their covered dependents who were covered under a similar CFB plan at the Effective Time of the Merger, and those Continuing Employees and their dependents will receive credit for deductibles, co-insurance amounts and other limitations for their expenses incurred under a similar CFB Employee Plan. Before the Closing Date, the Community First Financial Group, Inc. Savings & Retirement Plan (the “CFFG 401(k) Plan”) shall be amended to cause CFB to no longer be a participating employer in the CFFG 401(k) Plan as of the Effective Time. Continuing Employees who become participants in the First Savings 401(k) Plan shall be permitted to roll over distributions (excluding loans) from the CFFG 401(k) Plan to the First Savings 401(k) Plan or to individual retirement accounts. On or before the Closing Date, CFB shall refinance the loans granted to CFB employees under the CFFG 401(k) Plan so that such loans are repaid to the CFFG 401(k) Plan on or before the Closing Date. Each such refinancing loan shall have a fixed rate of interest not to exceed four percent (4.00%) per annum and shall have an amortization period not to exceed the remaining term of the loan granted under the CFFG 401(k) Plan.

(c) All employees of CFB, except any employee who is a party to a change in control agreement or other severance arrangement, who are terminated in connection with the Merger at or before the Effective Time or who are terminated within six (6) months following the Closing Date (other than for Cause) shall receive a severance payment equal to one week of “base compensation” for each year of service, up to a maximum of twenty (20) weeks of base compensation. Voluntary termination following a reduction in “base compensation” by more than ten percent (10%) or as a result of a change in position for which the employee is unqualified to perform services shall be deemed an involuntary termination that would entitle an employee to the severance payment as contemplated by this subsection. “Cause” shall mean a good faith finding by First Savings of:

(i) a conviction of the employee of, or a plea of guilty or nolo contendere by the employee to, any felony;

(ii) a material violation by the employee of federal or state laws or any other laws involving moral turpitude, as determined by a court or other governmental body of competent jurisdiction;

(iii) willful misconduct or gross negligence by the employee;

(iv) a material violation by the employee of any First Savings policy or procedure, as currently existing or as may be implemented in the future and provided to the employee; or

(vi) fraud, embezzlement, theft or material dishonesty by the employee against First Savings or any customer or vendor thereof.

“Base compensation” shall mean:

(i) For salaried employees, the employee’s annual base salary at the rate in effect on his or her termination date or, if greater, the rate in effect on the date immediately preceding the Closing Date.

(ii) For employees whose compensation is determined in whole or in part on the basis of commission income, the employee’s annual base salary at the rate in effect on his or her termination date (or, if greater, the rate in effect on the date immediately preceding the Closing Date), if any, plus the commissions earned by the employee in the twelve (12) full calendar months preceding his or her termination date (or, if greater, the commissions earned in the twelve (12) full calendar months immediately preceding the Closing Date).

(iii) For hourly employees, the employee’s total hourly wages for the twelve (12) calendar months preceding his or her termination date or, if greater, the twelve (12) full calendar months preceding the Closing Date.

(d) With respect to the amounts accrued by CFB for the payment of bonuses to employees of CFB, on the Closing Date, CFB shall distribute bonuses to eligible employees of CFB who are employees of CFB as of the Closing Date pro-rated through the Closing Date.

(e) Immediately before the Closing Date, CFB shall accrue and pay each of the payments contemplated by the change in control agreements that CFB has entered into with Samuel Eckart, Alan Shepard, Donald Pflum, Jackie Journell, Vaughn Timberlake and Diana Timberlake in the amounts set forth in CFFG’s/CFB’s joint Disclosure Letter, provided that the individual to whom payment is to be made executes a Change in Control Release, Receipt and Waiver, substantially in the form of Exhibit B hereto, in consideration of such payment.

(f) Before the Closing Date, FSFG shall take all required action to effect the appointment, as of the Effective Time, of three (3) directors of CFB serving as of the date of this Agreement as directors of FSFG, subject to the consent of the selected individuals. FSFG will select such individuals in its sole discretion, in consultation with CFB; provided, however, that FSFG reserves the right to appoint less than three (3) directors of CFB should one or more of the initially selected directors decline appointment to the board of directors of FSFG.

(g) Before the Closing Date and in accordance with GAAP, CFB shall accrue all unpaid personal and sick time accumulated by its employees and shall pay the accrued personal and sick time to employees as of the Closing Date.

(h) As soon as practicable after the Closing Date, FSFG and First Savings shall offer to Samuel E. Eckart the opportunity to enter into an employment agreement substantially in the form that has been provided to other executive officers of FSFG and First Savings. FSFG and First Savings will negotiate in good faith with Mr. Eckart in an effort to reach agreement and execute such employment agreement.

(i) As soon as practicable after the Closing Date, First Savings shall offer to Alan D. Shepard, Diana S. Timberlake and Jackie Journell the opportunity to enter into change in control agreements substantially in the form that has been provided to other officers of First Savings except that each change in control agreement shall provide for a cash severance benefit equal to one (1) times the individual’s base salary and certain noncompetition obligations in the event of termination of employment. First Savings will negotiate in good faith with these individuals in an effort to reach agreement and execute such change in control agreements.

(j) On or before the Closing Date, First Savings and Douglas T. Breeden shall execute the Noncompetition Agreement substantially in the form of Exhibit C hereto.

5.12 Indemnification.

(a) From and after the Effective Time through the sixth anniversary of the Effective Time, First Savings agrees to indemnify and hold harmless each present and former director and officer of CFB and each officer or employee of CFB that is serving or has served as a director or officer of another entity expressly at CFB’s request or direction (each, an “Indemnified Party”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or before the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed before, at or after the Effective Time, as they are from time to time incurred, in each case to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to the HOLA and applicable regulations promulgated thereunder.

(b) Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify First Savings thereof, but the failure to so notify shall not relieve First Savings of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice First Savings.

(c) First Savings shall use its reasonable best efforts to maintain CFB’s existing directors’ and officers’ liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by CFB’s existing policy, including First Savings’ existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of six (6) years after the Effective Time; provided, however, that in no event shall First Savings be obligated to expend, in order to maintain or provide insurance coverage pursuant to this
Section 5.12(c), an amount per annum in excess of 150% of the amount of the annual premiums paid by CFB as of the date hereof for such insurance (“Maximum Insurance Amount”); provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, First Savings shall obtain the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount.

(d) If First Savings or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of First Savings assume the obligations set forth in this Section 5.12.

(e) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

5.13. Formation of Merger Sub; Accession. As promptly as reasonably practicable after the date of this Agreement, First Savings shall charter a Federally-chartered interim stock savings association as a wholly-owned Subsidiary of First Savings (the “Merger Sub”). As of its chartering, Merger Sub shall have its main office in Clarksville, Indiana and shall have 1,000 authorized shares of common stock, par value $1.00 per share, of which 1,000 shares shall be issued and outstanding. Promptly after chartering the Merger Sub, (i) First Savings, as the sole shareholder of Merger Sub, shall approve and adopt this Agreement and (ii) First Savings shall cause Merger Sub to accede to this Agreement by executing a signature page to this Agreement. Before the Effective Time, First Savings shall take such actions as are reasonably necessary to cause the board of directors of the Merger Sub to unanimously approve this Agreement and authorize the Merger Sub to enter into this Agreement.

5.14. Voting Agreement of CFFG.

(a) Subject to the terms of this Agreement and in connection with the Shareholder Meeting, CFFG:

(i) shall not, directly or indirectly, (x) sell or otherwise dispose of or encumber before the date of Shareholder Meeting any shares of CFB Common Stock (whether owned beneficially or of record) or (y) deposit any shares of CFB Common Stock (whether owned beneficially or of record) into a voting trust or enter into a voting agreement or arrangement with respect to any shares of CFB Common Stock (whether owned beneficially or of record) or grant any proxy or power of attorney with respect thereto, other than to the board of directors of CFB, or a committee thereof, for the purpose of voting in favor of the approval of this Agreement and the Merger. CFFG hereby revokes all other proxies or powers of attorney that it may have previously appointed or granted, and no subsequent proxy or power of attorney shall be appointed or granted (and if appointed or granted, shall be null and void ab initio) except as permitted by this Section 5.14.

(ii) shall vote, or cause to be voted, all shares of CFB Common Stock that CFFG shall be entitled to vote at the Shareholder Meeting (whether such shares are owned beneficially owned or of record as of the date of this Agreement or are subsequently acquired) (x) in favor of the approval of this Agreement and the Merger and (y) against any Acquisition Proposal and against any other proposal for action or agreement intended, or would reasonably be expected, to impede, interfere with, delay, postpone or adversely affect the consummation of the transactions contemplated by this Agreement; provided, however, that this obligation shall terminate if CFB’s board of directors, in compliance with Section 5.8, submits this Agreement to shareholders at the Shareholder Meeting without recommendation, or following submission of this Agreement to shareholders, withdraws, amends or modifies its recommendation as a result of the receipt of a Superior Proposal in compliance with Section 5.1.

(b) CFFG acknowledges and agrees that any remedy at law for breach of the provisions of this Section 5.14 shall be inadequate and that, in addition to any other relief which may be available, First Savings shall be entitled to temporary and permanent injunctive relief without having to prove actual damages.

5.15. Noncompetition by CFFG. For two (2) years from the Effective Time (the “Noncompete Period”), CFFG shall not, without the prior written consent of First Savings, directly or indirectly, whether or not for compensation, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be associated with, or in any manner connected with, lend its name or credit to, or render services or advice to, any business, including a savings bank, savings and loan association, savings and loan holding company, bank, bank holding company, credit union, mortgage company or similar type financial institution (including, without limitation, a de novo financial institution in its organizational phase), or any direct or indirect subsidiary or affiliate of such entity, whose products or activities compete or would compete in whole or in part with the products or activities of First Savings or its affiliates, including FSFG, within a fifty (50) mile radius of any of the offices of First Savings or any of its affiliates or of CFB in existence immediately before the Effective Time (the “Noncompete Area”), provided, however, that CFFG may purchase or otherwise acquire up to (but not more than) five percent (5%) of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise). CFFG agrees that this covenant is reasonable with respect to its duration, geographical area, and scope. In the event of a breach by CFFG of this Section 5.15, the term of such covenant will be extended by the period of the duration of such breach.

5.16. No Delay by CFFG. CFFG shall not take any action that would adversely affect or delay the ability of CFFG or CFB to perform its respective obligations under this Agreement or to consummate the transactions contemplated hereby.

ARTICLE VI

CONDITIONS TO CONSUMMATION

6.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a) Shareholder Approval. This Agreement shall have been approved by the requisite vote of CFB’s shareholders in accordance with applicable laws and regulations.

(b) Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired and all outstanding supervisory agreements, orders or directives to which CFFG or CFB is subject shall be terminated as of the Effective Time; provided, however, that none of such approvals, consents or waivers shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to First Savings of the transactions contemplated hereby that, had such condition or requirement been known, First Savings would not, in its reasonable judgment, have entered into this Agreement.

(c) No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger or the Subsidiary Bank Merger and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger or the Subsidiary Bank Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(d) Third Party Consents. First Savings, CFFG and CFB shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 6.1(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on First Savings (after giving effect to the consummation of the transactions contemplated hereby).

(e) Tax Opinions. First Savings, and CFFG and CFB, shall have received opinion of Kilpatrick Stockton LLP, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to First Savings, and CFFG and CFB, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) First Savings, Merger Sub and CFB will each be a party to that reorganization within the meaning of

Section 368(b) of the IRC. Such opinion may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of First Savings, Merger Sub, CFB and others.

6.2 Conditions to the Obligations of First Savings. The obligations of First Savings to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by First Savings:

(a) CFFG’s and CFB’s Representations and Warranties. Each of the representations and warranties of CFFG and CFB contained in this Agreement and in any certificate or other writing delivered by CFFG or CFB pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date and except for those breaches which individually or in the aggregate do not or would not be reasonably likely to have a Material Adverse Effect on CFB.

(b) Performance of CFFG’s and CFB’s Obligations. CFFG and CFB shall have performed in all material respects all obligations required to be performed by them under this Agreement at or before the Effective Time.

(c) Officers’ Certificate. First Savings shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of CFFG and CFB to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(d) No Litigation. There shall not be any suit, claim, action or proceeding pending or overtly threatened against CFFG or CFB or any of their respective officers or directors or affiliates which shall reasonably be considered by First Savings to be materially burdensome in relation to the proposed Merger, or which First Savings reasonably believes would have a Material Adverse Effect on First Savings after giving effect to the Merger.

(e) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to CFB.

6.3 Conditions to the Obligations of CFB. The obligations of CFB to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by CFB:

(a) First Savings’ Representations and Warranties. Each of the representations and warranties of First Savings contained in this Agreement and in any certificate or other writing delivered by First Savings pursuant hereto shall be true and correct at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date and except for those breaches which individually or in the aggregate do not or would not be reasonably likely to have a Material Adverse Effect on First Savings and its Subsidiaries, taken as a whole.

(b) Performance of First Savings’ Obligations. First Savings shall have performed in all material respects all obligations required to be performed by it under this Agreement at or before the Effective Time.

(c) Officers’ Certificate. CFB shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of First Savings to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated, and the Merger abandoned, at any time before the Effective Time, by action taken or authorized by the board of directors of the terminating party, either before or after any requisite shareholder approval:

(a) by the mutual written consent of First Savings, CFFG and CFB; or

(b) by either First Savings, or CFFG and CFB, if CFB’s shareholders fail to approve the Agreement at the Shareholder Meeting; provided, however, that CFFG and CFB shall only be entitled to terminate the Agreement pursuant to this clause if they have complied in all material respects with their obligations under Section 5.8; or

(c) by either First Savings, or CFFG and CFB, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied or (ii) any Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

(d) by either First Savings, or CFFG and CFB, if the Merger is not consummated by September 30, 2009, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; provided, however, that First Savings may elect to extend such termination date for an additional three-month period if the condition in Section 6.1(b) has not been satisfied by September 30, 2009; it being understood that the board of directors of either First Savings, or the boards of directors of CFFG and CFB, may terminate this Agreement if the Closing has not occurred by December 31, 2009; or

(e) by either First Savings, or CFFG and CFB, (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representations or warranty; or

(f) by First Savings, (i) if CFFG or CFB shall have materially breached their obligations under Section 5.1 or Section 5.8 or (ii) if CFB’s board of directors does not publicly recommend in the Proxy Statement that shareholders approve and adopt this Agreement or if, after recommending in the Proxy Statement that shareholders approve and adopt this Agreement, the board of directors of CFB withdraws, qualifies or revises such recommendation or takes any action in any respect materially adverse to First Savings; or

(g) by First Savings if:

(i) CFFG or CFB (x) pursuant to or within the meaning of any Bankruptcy Law: (A) commences a voluntary case; (B) consents to the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a Custodian of it; or (D) makes a general assignment for the benefit of its creditors;

(ii) a court of competent jurisdiction enters an order, judgment, writ, decree, decision under any Bankruptcy Law that: (A) is for relief against CFFG or CFB in an involuntary case; (B) appoints a Custodian of CFFG or CFB; or (C) orders the winding up or liquidation of CFFG or CFB and the order, decree or relief remains unstayed and in effect for sixty (60) days; or

(iii) (A) the FRB or the FDIC (or other competent Governmental Entity having regulatory authority over the CFFG and/or CFB) appoints, under any applicable federal, state or local banking law or Bankruptcy Law, a Custodian for CFFG and/or CFB or for all or substantially all of the assets of CFB, or (B) CFFG or CFB files with the FRB or the FDIC (or other competent Governmental Entity having regulatory authority over CFFG and/or CFB) a notice of voluntary liquidation or other similar action under any applicable federal, state or local banking law, Bankruptcy Law or other similar law; or

(h) By First Savings, if CFB does not submit this Agreement and the Merger to its shareholders for consideration.

7.2 Termination Fee.

(a) CFB shall pay to First Savings a fee of eight hundred thousand dollars ($800,000.00) (the “Fee”) if this Agreement is terminated as follows:

(i) if this Agreement is terminated by First Savings pursuant to Section 7.1(b), Section 7.1(f) or Section 7.1(h), then CFB shall pay the Fee on the second business day following such termination; and

(ii) if this Agreement is terminated by First Savings pursuant to Section 7.1(e) because of CFFG’s or CFB’s willful breach of any representation, warranty, covenant or agreement under this Agreement, and in any such case an Acquisition Proposal with respect to CFFG or CFB shall have been publicly announced or otherwise communicated or made known to CFFG’s or CFB’s board of directors (or any person shall have publicly announced, communicated or made known an intention to make an Acquisition Proposal) at any time after the date of this Agreement and on or before the date of termination, then CFB shall pay (x) one third of the Fee to First Savings on the second business day following such termination and (y) if within 12 months after such termination CFFG or CFB enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal, then CFB shall pay the remainder of the Fee on the date of such execution or consummation.

(b) Any amount that becomes payable pursuant to Section 7.2(a) shall be paid by wire transfer of immediately available funds to an account designated by First Savings in writing to CFB.

(c) CFFG and CFB acknowledge that the agreement contained in Section 7.2(a) is an integral part of the transactions contemplated by this Agreement, that without such agreement by CFFG and CFB, First Savings would not have entered into this Agreement and that such amounts do not constitute a penalty. If CFB fails to pay the amounts due under Section 7.2(a) within the time periods specified, CFB shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by First Savings in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(d) Notwithstanding anything to the contrary contained herein, CFB shall be obligated, subject to the terms of this Section 7.2, to pay only one Fee.

7.3 Effect of Termination. If this Agreement is terminated by either First Savings, or CFFG and CFB, as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2 and 8.6, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement (including Section 8.11), no party hereto shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement and each party hereto may sue the other party hereto for damages in the event of a willful breach of any provision of this Agreement.

ARTICLE VIII

CERTAIN OTHER MATTERS

8.1 Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2 Survival. Only those agreements and covenants of First Savings that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants of First Savings shall be deemed to be conditions of the Agreement and shall not survive the Effective Time. The agreements and covenants of CFFG and FSFG shall survive the Effective Time for one (1) year from the Effective Time, except for those agreements and covenants, including without limitation Section 5.15, that are by their terms applicable in whole or in part for a longer time period.

8.3 Waiver; Amendment. Before the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the shareholders of CFB, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of CFB Common Stock or that would contravene any provision of the IFIA, or the federal banking laws, rules and regulations.

8.4 Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

8.5 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Indiana, without regard to conflicts of laws principles (except to the extent that mandatory provisions of federal law are applicable).

8.6 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7 Notices. All notices, requests, acknowledgments and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission to such party at its address or facsimile number set forth below or such other address or facsimile transmission as such party may specify by notice (in accordance with this provision) to the other party hereto.

If to FSFG or First Savings, to:

Larry W. Myers

President and Chief Executive Officer

501 E. Lewis & Clark Parkway

Clarksville, Indiana 47129

Facsimile: (812) 288-2563

With copies to:

Kilpatrick Stockton LLP

607 14th Street, NW

Suite 900

Washington, DC 20005

Facsimile: (202) 204-5600

Attention:    Paul M. Aguggia, Esq.

         Victor L. Cangelosi, Esq.

If to CFFG or CFB, to:

Samuel E. Eckart

President and Chief Executive Officer

900 Highway 62 N.W.

Corydon, Indiana 47112

Facsimile: (812) 738-3321

With copies to:

Barnes & Thornburg LLP

11 South Meridian Street

Indianapolis, Indiana 46204

Facsimile: (317) 231-7433

Attention: Claudia V. Swhier, Esq.

8.8 Entire Agreement; etc. This Agreement, together with the Exhibits and the Disclosure Letters, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made.

8.9 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the written consent of the other party.

8.10 Specific Performance. Subject to the provisions of Section 7.3, each of the parties hereto acknowledges that the other party would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to temporary or permanent injunction or injunctions to prevent breaches of such performance and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity.

8.11 No Third Party Beneficiaries. Nothing contained in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto, any benefit, right or remedies except that the provisions of Section 5.12 shall inure to the benefit of the persons referred to therein.

8.12 Waiver of Jury Trial. Each party hereto acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (a) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each party understands and has considered the implications of this waiver, (c) each party makes this waiver voluntarily, and (d) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.12.

[Signature page follows]

In Witness Whereof, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

First Savings Financial Group, Inc.

By:	/s/ Larry W. Myers
Larry W. Myers
President and Chief Executive Officer

First Savings Bank, F.S.B.

By:	/s/ Larry W. Myers
Larry W. Myers
President and Chief Executive Officer

Community First Financial Group, Inc.

By:	/s/ Samuel E. Eckart
Samuel E. Eckart
President and Chief Executive Officer

Community First Bank

By:	/s/ Samuel E. Eckart
Samuel E. Eckart
President and Chief Executive Officer

Acceded to as of                                 , 2009

(Merger Sub)

By:
Name:
Title:

Exhibit A

SUBSIDIARY BANK MERGER AGREEMENT

This Subsidiary Bank Merger Agreement is made and entered into this              day of                     , 2009, between Community First Bank (“CFB”), an Indiana-chartered commercial bank, and                          (“Merger Sub”), a Federally chartered interim stock savings association.

WITNESSETH:

WHEREAS, First Savings Financial Group, Inc. (“FSFG”), an Indiana corporation, First Savings Bank, F.S.B. (“First Savings”), a Federally-chartered stock savings association and the parent of Merger Sub, Merger Sub, Community First Financial Group, Inc., an Indiana corporation, and CFB have entered into an Agreement and Plan of Reorganization dated April       , 2009 (the “Reorganization Agreement”); and

WHEREAS, pursuant to the Reorganization Agreement, First Savings will acquire CFB through the merger of Merger Sub with and into CFB, and thereafter cause the merger of CFB into and into First Savings; and

WHEREAS, First Savings has 100 shares of common stock, par value $1.00 per share, issued and outstanding (“First Savings Common Stock”), constituting all of the issued and outstanding capital stock of First Savings; and

WHEREAS, CFB has 1,000 shares of common stock, par value $5.00 per share, issued and outstanding (“CFB Common Stock”), constituting all of the issued and outstanding capital stock of CFB; and

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Agreement, the parties hereto do mutually agree, intending to be legally bound, as follows:

ARTICLE I

DEFINITIONS

Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

1.1 “Effective Time” shall mean the date and time at which the Merger becomes effective as provided in Section 2.2 of this Subsidiary Bank Merger Agreement.

1.2 “Merger” shall mean the merger of CFB with and into First Savings as provided in Section 2.1 of this Subsidiary Bank Merger Agreement.

1.3 “OTS” shall mean the Office of Thrift Supervision.

1.4 “Resulting Institution” shall refer to First Savings as the resulting institution of the Merger.

ARTICLE II

TERMS OF THE MERGER

2.1 The Merger.

(a) Subject to the terms and conditions set forth in the Reorganization Agreement, at the Effective Time, CFB shall be merged with and into First Savings in accordance with 12 C.F.R. 552.13, and the separate corporate existence of CFB shall cease. First Savings shall be the Resulting Institution of the Merger and the OTS shall continue as its primary regulator.

(b) As a result of the Merger, (i) each share of CFB Common Stock issued and outstanding immediately before the Effective Time shall be cancelled and (ii) each share of First Savings Common Stock issued and outstanding immediately before the Effective Time shall remain issued and outstanding and shall constitute the only shares of capital stock of the Resulting Institution issued and outstanding immediately after the Effective Time.

(c) Upon the Effective Time, the effects of the Merger shall be as set forth in 12 C.F.R. 552.13(l).

2.2 Effective Time. The Effective Time of the Merger shall be on the date on which the articles of combination are endorsed by the appropriate official of the OTS in accordance with 12 C.F.R. 552.13(j) and (k). The Merger shall not be effective unless and until approved by the OTS.

2.3 Name of the Resulting Institution. The name of the Resulting Institution shall be “First Savings Bank, F.S.B.”

2.4 Offices of the Resulting Institution. The location of the home office and other offices of the Resulting Institution are as follows:

Home Office

Other Offices

2.5 Charter of the Resulting Institution. On and after the Effective Time, the Charter of First Savings in effect immediately before the Effective Time shall be the Charter of the Resulting Institution, until amended in accordance with applicable law.

2.6 Bylaws of the Resulting Institution. On and after the Effective Time, the Bylaws of First Savings in effect immediately before the Effective Time shall be the Bylaws of the Resulting Institution, until amended in accordance with applicable law.

2.7 Directors and Officers of the Resulting Institution. On and after the Effective Time, until changed in accordance with the Charter and Bylaws of the Resulting Institution:

(a) the number of directors of the Resulting Institution shall be              and their names, residence addresses and terms of office are as follows:

Name	Residence Address	Term to Expire

(b) the officers of the Resulting Institution shall be the officers of First Savings immediately before the Effective Time.

2.8 Savings Accounts of the Resulting Institution. The savings accounts of the Resulting Institution issued after the Effective Time shall be issued on the same basis as savings accounts had been issued by First Savings immediate before the Effective Time.

ARTICLE III

MISCELLANEOUS

3.1 Conditions Precedent. The respective obligations of each party to this Subsidiary Bank Merger Agreement shall be subject to the approval of this Subsidiary Bank Merger Agreement by FSFG, in its capacity as sole stockholder of First Savings, and by First Savings, in its capacity as sole stockholder of CFB.

3.2 Amendments. To the extent permitted by law, this Subsidiary Bank Merger Agreement may be amended by a subsequent writing signed by the parties, upon the approval of the board of directors of each of such parties.

3.3 Successors. This Subsidiary Bank Merger Agreement shall be binding on the successors of First Savings and of CFB.

[Signature page follows]

In accordance with the procedures set forth in the rules and regulations of the OTS and other applicable law, the parties hereto have caused this Subsidiary Bank Merger Agreement to be executed by their duly authorized representatives on the date indicated.

FIRST SAVINGS BANK, F.S.B.

By:
Larry W. Myers
President and Chief Executive Officer

Attest:

Name:

COMMUNITY FIRST BANK

By:
Samuel E. Eckart
President and Chief Executive Officer

Attest:

Name:

Exhibit B

CHANGE IN CONTROL RELEASE, RECEIPT AND WAIVER

This Change in Control Release, Receipt and Waiver (this “Change in Control Release”) is entered into as of                  , 2009, by and between                          (the “Employee”) and Community First Bank (“CFB”).

WHEREAS, the Employee, Community First Financial Group, Inc. (“CFFG”), and CFB are parties to that certain Change in Control Agreement dated as of November       , 2008 (the “Change in Control Agreement”), and

WHEREAS, pursuant to the Agreement and Plan of Reorganization among CFB, First Savings Bank, F.S.B. (the “Purchaser”), First Savings Financial Group, Inc. (“FSFG”), Community First Financial Group, Inc. (“CFFG”) and a subsidiary formed by Purchaser, dated April       , 2009, a change of control as contemplated by the Change in Control Agreement shall occur upon the closing of the merger of CFB with the subsidiary formed by Purchaser (the “Merger”),

NOW THEREFORE, the parties agree as follows.

1. The parties agree that a Change in Control as defined in the Change in Control Agreement will occur as of the effective time of the Merger (the “Effective Time”).

2. Employee hereby terminates his or her employment with CFB and each of its affiliates and hereby resigns from any position as an officer or director of CFB and each of its affiliates. Hereinafter, the term “CFB and each of its affiliates,” as used in this Agreement, shall include, without limitation, the Purchaser and its subsidiaries, FSFG, CFB, Bay Cities National Bank, Peninsula Banking Group, Inc., and CFFG and their respective predecessors, successors and assigns.

3. The Employee hereby acknowledges that CFB has delivered a payment to him or her in the amount of $             (less customary withholdings) (the “Payment”). The Employee accepts this payment in full and complete satisfaction of the obligations of CFB, CFFG, FSFG, and the Purchaser under the Change in Control Agreement. In the event that it is determined that any payment or deemed payment to the Employee under the Change in Control Agreement (including but not limited to the Payment) by CFB and/or the Purchaser in connection with the Sale is nondeductible under Section 280G of the Internal Revenue Code of 1986 (as amended), the Employee shall return to the Bank or the Purchaser a sufficient amount in cash so that such payments received or deemed to be received by the Employee are deductible for federal income tax purposes.

4. Employee specifically agrees that CFB has complied with any of its notification requirements under COBRA that may be applicable to Employee, and CFB confirms Employee may elect COBRA continuation coverage by timely returning the appropriate election form and making the necessary premium payment.

5. In consideration of the agreements and promises made by CFB in this Agreement, Employee hereby RELEASES AND FOREVER DISCHARGES CFB and each of its affiliates, and their respective owners, officers, directors, agents, attorneys, and employees, from any and all claims, demands, liabilities, actions, or causes of action which Employee had, has, or may have on account of, arising out of, or related to: (a) Employee’s employment with CFB and each of its affiliates or the termination of Employee’s employment, including, without limitation, any and all claims, demands, liabilities, actions, or causes of action arising under the federal Fair Labor Standards Act of 1938, the federal Civil Rights Act of 1964, the federal Age Discrimination in Employment Act of 1967, the federal Americans with Disabilities Act of 1990, the common law of the State of Indiana, the laws of the State of Indiana governing employment discrimination and civil rights, any and all other statutes of the State of Indiana, and any and all other federal, state, or local laws; and (b) all other matters occurring prior to the date of this Agreement. This Change in Control Release shall not operate as a release or waiver of any retirement or pension benefits, or any group welfare benefits, that are vested, the eligibility and entitlement to which shall be governed by the terms of the applicable plan. This Change in Control Release shall not operate to waive or bar any claim or right, which by express and unequivocal terms of law, may not under any circumstances be waived or barred.

6. This Agreement is made and entered into solely for the purpose of terminating Employee’s employment with CFB on an amicable and certain basis and does not in any way constitute, and shall not be construed to constitute, an admission of liability of any sort on the part of any of the parties.

7. Each of the agreements and promises contained in this Agreement shall be binding upon, and shall inure to the benefit of, the heirs, executors, administrators, agents, and successors in interest to each of the parties hereto.

8. This Agreement represents the entire agreement between the parties hereto, and fully supersedes any and all prior agreements or understandings between the parties hereto pertaining to the subject matter of this Agreement.

Each provision and covenant of this Agreement is severable. If any court or other governmental body of competent jurisdiction shall conclude that any provision or individual covenant of this Agreement is invalid or unenforceable, such provision or individual covenant shall be deemed ineffective to the extent of such unenforceability without invalidating the remaining provisions and covenants of this Agreement.

9. This Agreement shall be interpreted in accordance with the laws of the State of Indiana.

10. Employee expressly agrees and acknowledges as follows: (1) that Employee understands the terms and conditions of this Agreement; (2) that Employee understands the tax consequences of the Payment and that he or she is solely responsible for any tax liability associated with the Payment, (3) that Employee has knowingly and voluntarily entered into this Agreement; (4) that Employee has been advised in writing to consult an attorney in connection with reviewing and entering into this Agreement; (5) that Employee has been advised in writing that Employee may take as long as 21 days to review and consider this Agreement before signing it; and (6) that this Agreement, when signed by CFB and Employee, shall be legally binding upon the parties hereto, as well as upon their heirs, assigns, executors, administrators, agents, and successors in interest.

11. Employee may revoke this Agreement by giving written notice to CFB or its successor of such revocation at any time prior to seven days following the date this Agreement is signed by the parties hereto, and this Agreement shall not become effective or enforceable until the end of such seven day revocation period. If the Payment has been paid prior to revocation by Employee, then Employee shall be required to return the Payment to CFB or its successor as a condition to Employee’s right to exercise revocation.

[Signature page follows]

This Change in Control Release, Receipt and Waiver is executed as of the date first above written.

COMMUNITY FIRST BANK

By:
Its:

“CFB”

EMPLOYEE

__________________________________

“Employee”

Exhibit C

NONCOMPETlTION AGREEMENT

This Noncompetition Agreement (the “Agreement”) is entered into as of [date] by and between FIRST SAVINGS BANK, F.S.B. (“First Savings”) and DOUGLAS T. BREEDEN (“Breeden”).

WHEREAS, on [date] First Savings entered into an agreement and plan of reorganization pursuant to which it agreed to acquire Community First Bank (“CFB”) (the “Merger”); and

WHEREAS, CFB is a majority-owned subsidiary of Community First Financial Group, Inc. (“CFFG”); and

WHEREAS, Breeden is a director and controlling shareholder of CFFG; and

WHEREAS, Breeden has significant community and business ties to geographic areas in which First Savings does business; and

WHEREAS, First Savings believes it is important to enter into this Agreement in order to prevent Breeden from later competing with First Savings or its affiliates, including First Savings Financial Group, Inc. (“FSFG”).

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, including the payment to be made to Breeden pursuant to Section 5 of this Agreement, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Noncompetition. For a period of two (2) years from the effective date of the Merger (the “Noncompete Period”), Breeden shall not, without the prior written consent of First Savings, directly or indirectly, whether or not for compensation, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be employed by, associated with, or in any manner connected with, lend his name or any similar name to, lend his credit to, or render services or advice to, any business, including a savings bank, savings and loan association, savings and loan holding company, bank, bank holding company, credit union, mortgage company or similar type financial institution (including, without limitation, a de novo financial institution in its organizational phase), or any direct or indirect subsidiary or affiliate of such entity, whose products or activities compete or would compete in whole or in part with the products or activities of First Savings or its affiliates, including FSFG., within a fifty (50) mile radius of any of the offices of First Savings or any of its affiliates (which offices include the offices of CFB in existence as of the effective date of the Merger) in existence as of the date of this Agreement (the “Noncompete Area”), provided, however, that (i) Breeden may purchase or otherwise acquire up to (but not more than) five percent (5%) of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) and (ii) Breeden may provide consulting services to national or regional financial institutions (not to include community banks or affiliates thereof), provided no such regional or national financial institution has an office in any county where FSFG, First Savings or CFB have an office as of the effective date of the Merger. Breeden agrees that this covenant is reasonable with respect to its duration, geographical area, and scope. In the event of a breach by Breeden of any covenant set forth in this Section 1 of this Agreement, the term of such covenant will be extended by the period of the duration of such breach.

2. Nonsolicitation. During the Noncompete Period, Breeden will not, directly or indirectly, either for himself or any other Person (as defined herein), (i) induce or attempt to induce any employee of First Savings or its affiliates to leave the employ of First Savings or its affiliates, (ii) in any way interfere with the relationship between First Savings or its affiliates and any employee of First Savings or its affiliates, (iii) employ, or otherwise engage as an employee, independent contractor, or otherwise, any employee of First Savings or its affiliates, or (iv) induce or attempt to induce any customer, supplier, licensee, or business relation of First Savings or its affiliates to cease or curtail doing business with First Savings or its affiliates, or in any way interfere with the relationship between any customer, supplier, licensee, or business relation of First Savings or its affiliates. During the Noncompete Period, Breeden will not, directly or indirectly, either for himself or any other Person, solicit the business of any Person known to Breeden to be a customer of First Savings or its affiliates, whether or not Breeden had personal contact with such Person, with respect to products or activities which compete in whole or in part with the products or activities of First Savings or its affiliates. For purposes of this Agreement, “Person” shall include an individual, trust, estate, corporation, limited liability company, savings bank, savings and loan association, savings and loan holding company, bank, bank holding company, credit union, mortgage company or similar type financial institution, including, without limitation, a de novo financial institution in its organizational phase.

3. Nondisparagement. Breeden will not, during or after the Noncompete Period, disparage First Savings or its affiliates, or any of its shareholders, directors, officers, employees, or agents.

4. Confidentiality. Breeden acknowledges and agrees to treat as confidential all information known or obtained by Breeden, whether before or after the date hereof, concerning First Savings’ or its affiliate’s records, properties, books, contracts, commitments and affairs, including but not limited to, information regarding accounts, shareholders, finances, strategies, marketing, customers and potential customers and other information of a similar nature (such information, “Confidential Information”). Breeden agrees that he will not, at any time, disclose to any unauthorized Persons, or use for his own account or for the benefit of any third party any Confidential Information, whether or not the Confidential Information is embodied in writing or other physical form, without First Savings’ prior express written consent, unless and to the extent that such Confidential Information is or becomes generally known to and available for use by the public other than as a result of Breeden’s fault or the fault of any other Person bound by a duty of confidentiality to First Savings.

5. Compensation. In consideration of the covenants contained in this Agreement, First Savings shall (i) cancel indebtedness and terminate line of credit note #174844932 in the amount two hundred and fifty thousand dollars ($250,000) entered into as of June 26, 1998, including renewals and modifications thereof, between CFB and Breeden and (ii) pay Breeden eighty five thousand ($85,000) in a lump sum cash payment, less appropriate withholding taxes, if any.

6. Remedies. The parties hereto, recognizing that irreparable injury will result to First Savings, its business and property in the event of Breeden’s breach of this Agreement, hereby consent, in the event of any such breach by Breeden, to an injunction in favor of First Savings, in addition to any other remedies and damages available, to restrain the violation hereof by Breeden, Breeden’s partners, agents, servants, employers, employees and all persons acting for or with Breeden. Breeden represents and admits that Breeden’s experience and capabilities are such that Breeden can obtain employment and make investments in a business engaged in other industries and/or of a different nature than First Savings, and that the enforcement of a remedy by way of injunction will not prevent Breeden from earning a livelihood. Nothing herein will be construed as prohibiting First Savings from pursuing any other remedies available to First Savings for such breach or threatened breach, including the recovery of damages from Breeden. In no event will First Savings’ monetary relief for damages be less than all amounts previously paid by it to Breeden pursuant to this Agreement.

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7. Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

8. Successors and Assigns. This Agreement shall be binding upon Breeden and First Savings and will inure to the benefit of First Savings and its affiliates, successors and assigns and Breeden and Breeden’s assigns, estate, heirs and legal representatives.

9. Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Indiana without regard to conflicts of law principles.

10. Severability. If any provision in this Agreement is declared or determined to be illegal, void, or unenforceable, the illegality or unenforceability of such provision shall have no effect upon, and shall not impair, the enforceability or validity of any other provisions in this Agreement. If any of the covenants set forth in this Agreement are held to be unreasonable, arbitrary, or against public policy, such covenants will be considered divisible with respect to scope, time, and geographic area, and in such lesser scope, time and geographic area, will be effective, binding and enforceable against Breeden.

11. Arbitration. Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, conducted before a single arbitrator located in Clark County, Indiana, which arbitration shall be conducted in accordance with the rules of the American Arbitration Association then in effect.

12. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

The parties hereto have executed and delivered this Noncompetition Agreement as of the date first written above.

FIRST SAVINGS BANK, F.S.B.

Larry W. Myers, President and CEO

DOUGLAS T. BREEDEN

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